

October 15, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Rowland W. Day II
 Chief Executive Officer
WEBSAFETY, INC.
(f/k/a Blindspot Alert, Inc.)
1 Hampshire Court
Newport Beach, California 92660

>   **Re: Websafety, Inc. (f/k/a Blindspot Alert, Inc.)**
>   **Item 4.01 Form 8-K, filed October 6, 2009**
>   **File No. 333-140378**

Dear Mr. Day:

       We have completed our review of your Form 8-K and have no further comments at this time.

>   Sincerely,

>   Beverly A. Singleton
>   Staff Accountant